SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, California 95050

VIA EDGAR

March 23, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SI-BONE, Inc.
Request to Withdraw Registration Statement on Form S-3
Registration No. 333-254214

Ladies and Gentlemen:

SI-BONE, Inc. (the “Company”) hereby requests withdrawal of its Withdrawal Request dated and filed on March 18, 2021 (EDGAR filing code RW). The Company filed the Withdrawal Request to withdraw its Registration Statement on Form S-3 (Registration No. 333-254095) as reflected in the Withdrawal Request; however, it inadvertently referenced the wrong registration statement number (Registration No. 333-254214, filed using EDGAR code S-3ASR) in the EDGAR submission form information. The Company does not wish to withdraw its Registration Statement on Form S-3, Registration No. 333-254214 (filed using EDGAR code S-3ASR).

The Company will file a new Withdrawal Request using the correct file number (Registration No. 333-254095) in both the Withdrawal Request and in the EDGAR submission form information.

Sincerely,

SI-BONE, Inc.

By: /s/ Mike Pisetsky
Mike Pisetsky
General Counsel

cc:    Matthew B. Hemington, Cooley LLP
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